Jonathan Friedman
Associate

Direct Voice	818.444.4514
Direct Fax	818.444.6314
E-Mail	jfriedman@stubbsalderton.com

July 2, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549-3561

Re:	CNS Response, Inc.
Registration Statement on Form S-1
Filed February 1, 2010
File No. 333-164613

Dear Mr. Reynolds:

On behalf of CNS Response, Inc. (the “Company”), we hereby provide the following responses in reply to the Staff’s comment letter, dated March 1, 2010 (the “Comment Letter”).  The factual information provided herein relating to the Company has been provided to us by the Company.  Paragraph numbering used for the response set forth below corresponds to the numbering used in the Comment Letter.

Comments

1.
Please revise your disclosure to describe fully the nature of any “material relationship” that each security holder has had, if any, within the past three years, with the registrant or any of its predecessors or affiliates.  See Item 507 of Regulation S-K.  Such a description would include the material terms of each agreement or arrangement by which the selling security holder acquired its common stock, including the terms of any conversion features of convertible securities.  In this regard, it is unclear if you have filed the agreement with the lead placement agent and other agreements associated with the private placement.

The Company has revised its Registration Statement on Form S-1 to fully describe the nature of any material relationships that any selling security holder has had with the Company or any of its predecessors or affiliates during the last three years.  The Company has also revised its Registration Statement on Form S-1 to include its agreement with the lead placement agent and to clarify that the other agreements associated with the private placement are included as exhibits to the registration statement.  Specifically, the Form of Subscription Agreement, Form of Warrant issued to the investors, the Registration Rights Agreement with the investors, Amendment No. 1 to the Registration Rights Agreement with the investors, the Placement Agent Agreement, the Form of Warrant issued to the Placement Agent, and a Form of Registration Rights Agreement with the Placement Agent are referenced as Exhibits 10.18, 10.19, 10.20, 10.21, 10.28, 10.29 and 10.30 to the Registration Statement.

15260 Ventura Boulevard, 20th Floor, Sherman Oaks, California 91403
office > 818.444.4500  fax > 818.444.4520  www.biztechlaw.com

Securities and Exchange Commission July 2, 2010 Page 2

2.
Please also revise your disclosure to identify as an underwriter each selling shareholder that is a broker-dealer, rather than stating that such persons “may be deemed” to be underwriters.  See, for example, the statement on page 85 that “selling stockholders, and any broker-dealers and any other participating broker-dealers who execute sales for the selling stockholders, may be deemed to be ‘underwriters’ within the meaning of the Securities Act in connection with these sales.”  You appear to identify Maxim Group LLC, Monarch Capital Group, Robert Nathan and Felix Investment, LLC in this category.

None of the selling security holders that is a broker-dealer is acting as an underwriter in connection with this offering.  Each of Maxim Group LLC, Monarch Capital Group, Robert Nathan and Felix Investments who are each identified in the Company’s Registration Statement on Form S-1 as broker-dealers and who acted as placement agents in connection with the recent private placement have represented to the Company that they received their shares to be resold as compensation for investment banking services provided to the Company.  Each of the aforementioned parties acted as placement agent in connection with the Company’s recently completed private placement and received warrants to purchase shares of the Company’s common stock for their services.  None of Maxim Group LLC, Monarch Capital Group, Robert Nathan or Felix Investments are providing underwriting services to the Company in connection with the offer and sale of the securities included in the registration statement.

Similarly, each of the selling security holders that purchased shares in the Company’s recently completed private placement represented to the Company that such purchaser was acquiring the securities “for investment purposes and not with a view to distribution or resale, nor with the intention of selling, transferring or otherwise disposing of all or any part thereof for any particular price, or at any particular time, or upon the happening of any particular event or circumstance, except selling, transferring, or disposing the securities made in full compliance with all applicable provisions of the Act, the rules and regulations promulgated by the SEC thereunder, and applicable state securities laws; and that an investment in the Securities is not a liquid investment.” See Section 2(c) of the Subscription Agreement filed as Exhibit 10.18 to the Company’s Registration Statement on Form S-1.

Securities and Exchange Commission July 2, 2010 Page 2

Accordingly, the Company respectfully asserts that the registration statement is covering the resale of securities for the accounts of the selling security holders only, and not the primary offering of securities on behalf of the Company.

3.
You have received a separate comment letter dated March 1, 2010 regarding your report on Form 10-K for the Fiscal Year Ended September 30, 2009.  Please note that the comments in that letter should be resolved prior to a request for acceleration in this filing.

On April 20, 2010, the Company was informed by the Securities and Exchange Commission that it had no further comments on the Company’s report on Form 10-K for the fiscal year ended September 30, 2009.

We hope the above has been responsive to the Staff’s comments.  If you have any questions or require any additional information or documents, please telephone me at 818-444-4514.

Sincerely,

/s/ Jonathan Friedman

Jonathan Friedman

cc:	George Carpenter
Paul Buck